UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               CUSIP No. 098904105
                                 (CUSIP Number)

                                C. Derek Anderson
                         Plantagenet Capital Fund, L.P.
                               220 Sansome Street
                                    Suite 460
                         San Francisco, California 94104
                                 (415) 433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 29 Pages
                         Exhibit Index Found on Page 26

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         971,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      971,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         971,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.4 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund II, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         552,500
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      552,500
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         552,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.8%
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Management LLC
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1 %
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Anderson Capital Management, Inc.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         115,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0 %
---------======================================================================
   14    Type of Reporting Person*

         IA, CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          John J. Zappettini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Patricia Love Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      1,500
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      1,500
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         116,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 29 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Derek Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, AF, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      245,000
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,638,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      245,000
                ------=========================================================
                 10   Shared Dispositive Power

                      1,638,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,883,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         16.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 29 Pages

      This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background.

      Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

      (a) This statement is filed by (i) Plantagenet Capital Fund, L.P., a Cayman Islands limited partnership ("Plantagenet"), with respect to the Shares held by it; (ii) Plantagenet Capital Fund II, L.P., a Cayman Islands limited partnership ("Plantagenet II"), with respect to the Shares held by it; (iii) Plantagenet Capital Partners, L.P., a Cayman Islands limited partnership ("PCP"), with respect to the Shares held by Plantagenet and Plantagenet II as listed in (i) and (ii) above; (iv) Plantagenet Capital Management LLC, a Delaware limited liability company ("PCMLLC"), with respect to the Shares held by Plantagenet and Plantagenet II as listed in (i) and (ii) above; (v) Anderson Capital Management, Inc., a California corporation ("ACM"), with respect to the Shares held by certain accounts managed by ACM; (vi) John J. Zappettini ("Zappettini") with respect to the Shares held by Plantagenet and Plantagenet II as listed in (i) and (ii) above; (vii) Patricia Love Anderson ("P. Anderson") with respect to the Shares held by the accounts managed by ACM as listed in (v) above as well as the Shares held directly by P. Anderson; and (viii) C. Derek Anderson ("Anderson") with respect to Shares held by Anderson directly, the Shares held by Plantagenet and Plantagenet II as listed in (i) and (ii) above, and the Shares held by the accounts managed by ACM as listed in (v) above. (Plantagenet, Plantagenet II, PCP, PCMLLC, ACM, Zappettini, P. Anderson, and Anderson shall collectively be referred to hereafter as the "Reporting Persons.")

       The Shares reported hereby for Plantagenet are owned directly by it. The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of each of Plantagenet and Plantagenet II, and PCMLLC, as the sole general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. P. Anderson, as President, CEO and

                               Page 10 of 29 Pages

Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet, Plantagenet II, and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 245,000 Shares held directly by him.

      (b) The business address of each of the Reporting Persons is 220 Sansome Street, Suite 460, San Francisco, California 94104.

      (c) The principal occupation and business of each of the Reporting Persons is as follows:

      Plantagenet:  Private  investment fund engaged in the purchase and sale of investments for its own account.
      Plantagenet II: Private  investment  fund engaged in the purchase and sale of investments for its own account.
      PCP: General Partner of each of Plantagenet and Plantagenet II
      PCMLLC:  General Partner of PCP
      ACM: Investment Adviser to certain accounts managed by ACM
      Zappettini: Managing Partner of PCMLLC
      P. Anderson: President, CEO and Director of ACM
      Anderson: President and managing member of PCMLLC; Chairman of the Investment Committee and Director of ACM.

      (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 11 of 29 Pages

      (f) Zappettini, P. Anderson and Anderson are all citizens of the United States of America.

      Further information regarding the third director of ACM, Tracy Herrick, is set forth on Appendix A hereto.

Item 3.  Source and Amount of Funds and Other Consideration.

      Item 3 of the Schedule 13D is amended and supplemented by the following:

      The net investment cost (including commission) is approximately $182,375 for the 113,000 Shares acquired by Plantagenet since the filing of the prior
Schedule 13D and approximately $1,105,000 for the 552,500 Shares acquired by Plantagenet II since the filing of the prior Schedule 13D.

      The consideration for such acquisitions was obtained as follows: (i) with respect to the Shares acquired by Plantagenet, from the working capital contributed by the limited partners of the partnership and (ii) with respect to the Shares acquired by Plantagenet II, from the working capital contributed by the limited partners of the partnership.

Item 4.  Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Plantagenet, Plantagenet II, the accounts managed by ACM, P. Anderson and Anderson were made in the ordinary course of business and were not made for the purpose of any Reporting Person acquiring control of the Company. The 552,500 shares acquired by Plantagenet II on August 12, 1998 (and reported herein) were acquired in conjunction with an agreement to purchase claims, and Plantagenet II expects to exercise its right as the owner of such interests in the Proceedings to vote on the Trustee's Plan for reorganizing the Company. Plantagenet II has no current intention to vote for or against the Plan because the terms of the proposed amendment to the Plan as currently believed to be discussed by Indeck and the Trustee (see below) are not yet known by the Reporting Persons.

                               Page 12 of 29 Pages

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      On July 2, 1998, the U.S. Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court") approved the Trustee's disclosure statement regarding the Trustee's Plan of Reorganization (the "Plan") for the Company, and directed that the Disclosure Statement and Plan be submitted for approval by claim holders and equity holders in the Company's reorganization proceedings (the "Proceedings"). Immediately prior to such date, on July 1, 1998, Anderson had sought to postpone the Bankruptcy Court's decision to approve or disapprove the Disclosure Statement by filing with the Court the Ex Parte Motion of C. Derek Anderson Requesting Continuance of July 1, 1998 Hearing (the "Motion"). Anderson sought to obtain this postponement in order to submit an alternative Plan of Reorganization. Although the Motion was not granted, Anderson intends to continue to support the course of action laid out in the Motion and in the two Declarations filed with the Motion, one by Tim McParlan and one by Paul F. Bennett (the "McParlan Declaration" and the "Bennett Declaration," respectively). The Motion, the McParlan Declaration and the Bennett Declaration are attached as Exhibits 1-3, respectively, pursuant to
Section 7 of the Amendment No. 2 to the Schedule 13D filed on July 17, 1998, and are incorporated herein by reference.

       Anderson's support of such course of action is based on the following facts. On June 29, 1998, Anderson introduced Indeck Energy Services, Inc. ("Indeck"), a developer, owner and operator of independent power projects (see the McParlan Declaration for further information regarding Indeck), to the Trustee appointed in the Proceedings as a potential strategic investor in the Company.

                               Page 13 of 29 Pages

Anderson believes that Indeck and the Trustee are currently in negotiations to discuss Indeck's potential infusion of at least $30,000,000 of cash into the Company in exchange for controlling interest in the reorganized Company.

      Anderson is not a party to the negotiations between Indeck and the Trustee. As set forth in the Bennett Declaration, Indeck had previously asked the Trustee to amend the Plan to provide for:

      i) Cash payment by Indeck of at least $30,000,000 for a majority equity share of the reorganized Company in order to operate the Company under a new business plan (final valuation subject to due diligence);
      ii) Seven member Company Board of Directors, four of whom would be appointed by Indeck and three by minority Shareholders;
      iii) Cancellation of existing Trustee and Treasury Shares; iv) Cash payment in lieu of payment in Shares to Junior Creditors in the Proceedings (such proposed cash payment to be equal to 60% of the value of the stock settlement offered under the current Plan);
      iv) Voting on Plan confirmation by Class 11 (which class is comprised of current Shareholders all of whom are currently not entitled to vote on confirmation); and
      v)    Reimbursement of fees and expenses to Indeck and Anderson.

      See the Bennett Declaration for a more detailed discussion of the Plan revisions requested as of June 30, 1998. The Trustee has informed Anderson that the terms initially proposed by Indeck are not acceptable to the Trustee, but Anderson believes that negotiations between the Trustee and Indeck are ongoing.

      Anderson supports Indeck's investment in the Company. Anderson expects to continue to help facilitate the consummation of a transaction involving an investment by Indeck.

      On August 12, 1998, Plantagenet II purchased certain Class 5, Class 6 and Class 9 claims from junior creditors in the Proceedings and, as a result of this transaction, Plantagenet II will be able to direct the vote of such claims in the Proceedings. If the Trustee's Amended Chapter 11 Plan for the Estate of Bonneville Pacific Corporation, dated April 22, 1998, is approved, Plantagenet II would receive, depending upon the valuation assigned to the Shares pursuant to the Plan, between 144,928 and 177,217 Shares for the Class 5 and Class 6 Claims purchased in this transaction and between 124,121 and 124,127 Shares for the Class 9 Claims purchased in this transaction. As of this date, the Reporting Persons do not know if the Trustee's Plan will be approved or rejected. The

                               Page 14 of 29 Pages

Reporting Persons may at any time, and from time to time, acquire certain claims of other creditors in the Proceeding. The Reporting Persons may dispose of any or all of claims they may have purchased depending upon an ongoing evaluation of the investment in the Company, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other considerations. No Reporting Person has made a determination regarding a maximum or minimum amount of claims which it may hold at any point in time. If the Reporting Persons do acquire any such creditor claims, such Reporting Persons may be able to exercise any voting rights in the Proceedings associated with such claims.

      In addition, as reported in the prior Schedule 13D, Anderson has filed in the Bankruptcy Court, an adversary proceeding (the "Adversary Proceeding") against one of the Company's senior creditors seeking a judgment declaring that senior creditors are not entitled to any (or limited) post-petition interest. In the Conditional Letter Agreement entered into by the Company, certain of its creditors and the Bankruptcy Trustee, alternative treatment of the post-petition interest was proposed. For further information on such alternative treatment or the Conditional Letter Agreement, see the Form 8-K filed by the Company with the Securities and Exchange Commission on or about January 5, 1998, or see the Conditional Letter Agreement filed by the Bankruptcy Trustee with the Bankruptcy Court on December 31, 1997. The Bankruptcy Court dismissed Anderson's Adversary Proceeding, but Anderson has appealed the dismissal and that appeal is pending in the United States District Court for the District of Utah. To Anderson's knowledge, the Bankruptcy Court has not accepted or rejected the terms and conditions set forth in the Conditional Letter Agreement.

      Also, consistent with their investment intent, the Reporting Persons have engaged in and may continue to engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, the Trustee and/or Indeck regarding the Company, including but not

                               Page 15 of 29 Pages
limited to the Company's operations, the Adversary Proceedings, the Conditional Letter Agreement or the resolution of the bankruptcy proceedings.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A. Plantagenet Capital Fund, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 11,600,000 Shares outstanding reported by the Company in its Form 10-Q for the period ended June 30, 1997.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet since the filing of the prior
                  Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      B. Plantagenet Capital Fund II, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet II is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet II since the filing of the prior
                  Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. The Shares deemed acquired by Plantagenet II were acquired pursuant to a private transaction entered into on July 31, 1998

                               Page 16 of 29 Pages
                  between the Reporting Person and a third party. Settlement of such transaction occurred on August 12, 1998. See Exhibit 5 for the Letter Agreement relating to such transaction.

            (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      C. Plantagenet Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      D. Plantagenet Capital Management LLC

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      E. Anderson Capital Management, Inc.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

            (c) ACM has not consummated any transactions in the Shares since the filing of the prior Schedule 13D .

                               Page 17 of 29 Pages

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      F.  John J. Zappettini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      G. Patricia Love Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

            (c) P. Anderson has not consummated any transactions in the Shares since the filing of the prior Schedule 13D .

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      H. C. Derek Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

            (c) Anderson has not consummated any transactions in the Shares since the filing of the prior Schedule 13D .

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson,

                               Page 18 of 29 Pages
                  as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

       The Shares reported hereby for Plantagenet are owned directly by it. The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of each of Plantagenet and Plantagenet II, and PCMLLC, as the sole general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet, Plantagenet II, and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 245,000 Shares held directly by him.

Item 6.  Contracts,  Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is amended and restated as follows:

      Pursuant to the July 31 Letter Agreement pursuant to which Plantagenet II acquired the 552,500 Shares reported herein, the seller of such Shares, Wexford Management, LLC has agreed to exercise voting rights with respect to such Shares on written instructions from Plantagenet II. See Exhibit 5 to the Schedule 13D for a copy of such Letter Agreement.

      Except as otherwise described above, including but not limited to the discussion of Indeck's potential investment in the Company, requested changes in the Plan, and the July 31 Letter

                               Page 19 of 29 Pages

Agreement described in the previous paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      Item 7 of the Schedule 13D is amended and restated as follows:

      There is filed herewith as Exhibit 4 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 5 the July 31 Letter Agreement as described above.

                               Page 20 of 29 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 1998


                           PLANTAGENET CAPITAL FUND, L.P.

                           By: PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                           By: PLANTAGENET CAPITAL MANAGEMENT LLC,
                               its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name:  C. Derek Anderson
                              Title:  Sr. Managing Partner


                           PLANTAGENET CAPITAL FUND II, L.P.

                           By: PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                           By: PLANTAGENET CAPITAL MANAGEMENT LLC,
                               its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name:  C. Derek Anderson
                              Title:  Sr. Managing Partner


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By: PLANTAGENET CAPITAL MANAGEMENT LLC,
                               its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name:  C. Derek Anderson
                              Title:  Sr. Managing Partner


[Signatures continued to next page]

                               Page 21 of 29 Pages

[Signatures continued from prior page]


                           PLANTAGENET CAPITAL MANAGEMENT LLC



                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name:  C. Derek Anderson
                              Title:  Sr. Managing Partner



                           ANDERSON CAPITAL MANAGEMENT, INC.



                           By:/s/ Patricia Love Anderson
                              ____________________________________
                              Name:  Patricia Love Anderson
                              Title:  President


                           /s/ Patricia Love Anderson
                           ---------------------------------------
                           Patricia Love Anderson


                           /s/ John J. Zappettini
                           ---------------------------------------
                           John J. Zappettini


                           /s/ C. Derek Anderson
                           ----------------------------------------
                           C. Derek Anderson

                               Page 22 of 29 Pages

                                                                      Appendix A
                                                                              to
                                                                    Schedule 13D


      The following information is set forth with respect to Tracy Herrick, Director of ACM:

Item 2.

      (a)   Tracy Herrick ("Herrick")
      (b) Herrick's business address is 1150 University Avenue, Palo Alto, CA 94301.
      (c)   Herrick is a self-employed consultant.
      (d),(e) The statements contained in Items 2(d) and (e) of the Schedule 13D are incorporated herein with respect to Herrick.
      (f)   Herrick is a citizen of the United States of America.

Item 3.

      As Herrick owns no Shares directly, there is no information to report regarding the source and amount of funds for purchases. Information regarding the source and amount of funds for purchases reported by ACM is contained in
Item 3 of the Schedule 13D.

Item 4.

      The statements contained in Item 4 of the Schedule 13D are incorporated herein with respect to Herrick.

Item 5.

      (a) Herrick owns no Shares and disclaims any beneficial ownership of the 111,000 Shares reported herein by ACM that could be attributed to him through his position as Director of ACM, or otherwise.

      (b) See (a) above. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

      (c) Neither Herrick nor ACM have undertaken any transactions in the Shares in the prior 60 days.

      (d) See (a) above.

      (e) See (a) above.

                               Page 23 of 29 Pages

                                   SCHEDULE A

                         PLANTAGENET CAPITAL FUND, L.P.


                               NUMBER OF SHARES
                                 PURCHASED (P)               PRICE
       TRADE DATE                 OR SOLD (S)              PER SHARE
                                                    (including commission)

        07/20/98                   5,000 (P)                 $1.63
        07/22/98                  20,000 (P)                 $1.63
        07/22/98                   5,000 (P)                 $1.63
        07/23/98                  10,000 (P)                 $1.63
        07/23/98                  12,000 (P)                 $1.63
        07/27/98                  15,300 (P)                 $1.63
        07/29/98                   9,000 (P)                 $1.63
        07/30/98                   4,500 (P)                 $1.63
        07/31/98                   2,200 (P)                 $1.63
        08/03/98                   4,000 (P)                 $1.63
        08/04/98                  15,000 (P)                 $1.63
        08/06/98                   5,000 (P)                 $1.50
        08/11/98                   5,000 (P)                 $1.50

                               Page 24 of 29 Pages

                                   SCHEDULE B

                        PLANTAGENET CAPITAL FUND II, L.P.


                               NUMBER OF SHARES
                                 PURCHASED (P)               PRICE
       TRADE DATE                 OR SOLD (S)              PER SHARE
                                                    (including commission)

        07/31/98                  552,500 (P)               $2.00 (1)

-----------
      1 Attached as Exhibit 5 to the Schedule 13D is a copy of that certain Letter Agreement, dated July 31, 1998, by which Plantagenet II purchased on August 12, 1998, the 552,500 Shares referenced therein.

                               Page 25 of 29 Pages

                                  EXHIBIT INDEX


Exhibit 4   Joint Acquisition Statement

Exhibit 5   Letter Agreement

                               Page 26 of 29 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)


      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 12, 1998

                           PLANTAGENET CAPITAL FUND, L.P.

                           By:  PLANTAGENET CAPITAL PARTNERS, L.P.,
                                its General Partner

                           By:  PLANTAGENET CAPITAL MANAGEMENT LLC,
                                its General Partner


                           By:   /s/ C. Derek Anderson
                                 ____________________________________
                                Name:  C. Derek Anderson
                                Title:  Sr. Managing Partner


                           PLANTAGENET CAPITAL FUND II, L.P.

                           By:  PLANTAGENET CAPITAL PARTNERS, L.P.,
                                its General Partner

                           By:  PLANTAGENET CAPITAL MANAGEMENT LLC,
                                its General Partner


                           By:  /s/ C. Derek Anderson
                                ____________________________________
                                Name:  C. Derek Anderson
                                Title:  Sr. Managing Partner


[Signatures continued to next page]

                               Page 27 of 29 Pages

[Signatures continued from prior page]


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By:  PLANTAGENET CAPITAL MANAGEMENT LLC
                                its General Partner


                           By:  /s/ C. Derek Anderson
                                ____________________________________
                                Name:  C. Derek Anderson
                                Title:  Sr. Managing Partner


                           PLANTAGENET CAPITAL MANAGEMENT LLC


                           By:  /s/ C. Derek Anderson
                                ____________________________________
                                Name:  C. Derek Anderson
                                Title:  Sr. Managing Partner


                           ANDERSON CAPITAL MANAGEMENT, INC.


                           By:  /s/ Patricia Love Anderson
                                ____________________________________
                                Name:  Patricia Love Anderson
                                Title:  President


                           /s/ Patricia Love Anderson
                           ---------------------------------------
                           Patricia Love Anderson


                           /s/ John J. Zappettini
                           ---------------------------------------
                           John J. Zappettini


                           /s/ C. Derek Anderson
                           ----------------------------------------
                           C. Derek Anderson

                               Page 28 of 29 Pages

                                                                       EXHIBIT 5
                                                                              to
                                                                    SCHEDULE 13D


                                                          WEXFORD MANAGEMENT LLC
                                                          411 West Putnam Avenue
                                                             Greenwich, CT 06830
                                                                  (203) 862-7000

                                                           Direct Dial: 862-7012
                                                            Direct Fax: 862-7312
                                                      E-Mail: aamron@wexford.com


July 31, 1998

Derek Anderson
Plantagenet Capital L.P. [sic]
220 Sansome Street
Suite 460
San Francisco, Ca.  94104
Fax 415-433-6153

                         Bonneville Pacific Corporation

Dear Derek:

I am writing to confirm that Wexford Management LLC on behalf of its affiliated investment funds ("Wexford") has agreed to sell, and Plantagenet Capital L.P. [sic] ("Plantagenet") has agreed to purchase, 552,500 shares of Bonneville Pacific Corporation common stock (the "Stock") at a price of $2 per share or a total price of $1,105,000. Wexford will transfer title to and made [sic] delivery of the Stock in the record name designated by Plantagenet upon receipt by Wexford of the purchase price in immediately available funds. The parties agree that settlement will be on August 12, 1998. In connection with this agreement, Wexford will only exercise voting rights with respect to the Stock on written instructions from Plantagenet.

Please confirm your agreement with the foregoing by executing and returning to me a copy of this letter.

Sincerely,

/s/ Arthur H. Amron

Arthur H. Amron
General Counsel


ACCEPTED & AGREED
PLANTAGENET CAPITAL

By   /s/ John J. Zappettini
     John J. Zappettini
     General Partner

                               Page 29 of 29 Pages